EXHIBIT 99.1

EDAP TMS SA Significantly Strengthens Financial Profile

Provides Funds to Heighten U.S. Lithotripsy Marketing

Reduces Debt by 20%

LYON, France, March 29, 2012 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, outlined today the strengthening of its financial profile and the intended use of proceeds from its previously announced registered direct placement of $5.625 million of ordinary shares and warrants, which closed yesterday. The shares were sold in the form of American Depositary Shares ("ADSs") at a price of $2.00 per share, with warrants attached.

EDAP intends to use 40% of the net proceeds from the offering to reduce debt by approximately 20%. The remainder of the proceeds will be used to finance the Company's marketing efforts, including the repositioning of its Ablatherm-HIFU for focal and salvage therapy and the strengthening of its marketing and sales program in the U.S. for the Sonolith i-move lithotripter device.

"The proceeds from this offering provide EDAP with a stronger financial footing," said Marc Oczachowski, Chief Executive Officer of EDAP TMS. "Not only have we reduced our debt, but we intend to use a significant portion of the proceeds to enhance our lithotripsy opportunities by deepening our global penetration and continuing to aggressively build our U.S. presence by significantly taking market share."

Marc Oczachowski concluded, "With this additional financial strength, the Company will be better able to focus and seize the opportunity within the growing prostate cancer market, for both focal and salvage treatments, triggered by the patient profile evolution. This new and expanding population needs solutions that are not available with the radical treatment standard of care but are offered almost exclusively by Ablatherm-HIFU with its non-invasive, repeatable and accurate treatment."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm(R), the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith(R) range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com